CONSOLIDATED BALANCE SHEETS

unaudited ($000s)	September 30, 2006	December 31, 2005
ASSETS
Current Assets
Accounts receivable	$ 242,503	$ 140,907
Prepaid expenses and deposits	26,204	11,630
Financial derivative asset (Note 10)	12,391	-
	281,098	152,537
Property, plant and equipment, net (Note 4)	4,622,211	1,317,917
Goodwill (Note 2)	940,404	87,954
Deferred financing charges, net of amortization	9,460	689
Deferred costs	-	12,000
Total assets	$ 5,853,173	$ 1,571,097

LIABILITIES AND UNITHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$ 204,528	$ 157,368
Income taxes payable (Note 3)	43,946	-
Distributions payable	51,641	17,834
Financial derivative liability (Note 10)	13,752	22,965
	313,867	198,167
Bank debt (Note 5)	1,223,016	309,146
Convertible debentures (Note 7)	263,382	16,289
Financial derivative liability (Note 10)	8,393	8,763
Future income taxes	241,731	202,110
Asset retirement obligations (Note 6)	140,241	68,235
	2,190,630	802,710
Non-controlling interest (Note 8)	-	3,804

UNITHOLDERS’ EQUITY
Capital (Note 8)	4,205,576	1,087,459
Convertible debentures (Note 7)	4,065	-
Contributed surplus	-	40,836
Deficit (Note 9)	(547,098)	(363,712)
	3,662,543	764,583
Total liabilities and unitholders’ equity	$ 5,853,173	$ 1,571,097

See accompanying notes to consolidated financial statements.

Approved on Behalf of the Board of Directors:

Jack C. Lee Chairman of the Board	J. Paul Charron, CA President and Chief Executive Officer

CONSOLIDATED STATEMENTS OF EARNINGS
AND ACCUMULATED EARNINGS

	Three months ended September 30		Nine months ended September 30
unaudited ($000s except per unit amounts)	2006	2005	2006	2005
REVENUE
Petroleum and natural gas sales	$ 368,502	$ 217,449	$1,060,053	$566,151
Royalty expense (net of Alberta Royalty Tax Credit)	(62,432)	(49,126)	(194,651)	(123,420)
	306,070	168,323	865,402	442,731
EXPENSES
Operating	66,579	33,218	178,226	92,518
Transportation	4,980	2,262	13,716	6,581
General and administrative	8,870	5,880	28,163	15,881
Interest on bank debt	13,908	3,186	34,197	9,830
Interest on convertible debentures	1,908	875	4,024	3,904
Unit-based compensation	892	11,257	19,562	16,384
Depletion, depreciation and amortization	168,639	62,591	469,129	178,460
Accretion of asset retirement obligations	2,851	1,173	7,759	3,519
Realized loss (gain) on financial derivatives (Note 10)	(844)	26,889	12,831	54,460
Unrealized loss (gain) on financial derivatives (Note 10)	(72,453)	17,798	(79,759)	67,954
	195,330	165,129	687,848	449,491
Earnings (loss) before taxes	110,740	3,194	177,554	(6,760)
Provision for capital taxes	7,653	3,117	11,435	4,893
Future income tax expense (recovery) (Note 11)	424	(6,461)	(78,614)	(28,839)

NET EARNINGS	102,663	6,538	244,733	17,186
Deficit, beginning of period	(499,843)	(312,624)	(363,712)	(221,083)
Distributions declared	(149,918)	(52,909)	(428,119)	(155,098)
Deficit, end of period	$(547,098)	$(358,995)	$(547,098)	$(358,995)
Net earnings per unit (2005 restated – Note 1)
Basic	$ 0.49	$ 0.07	$ 1.23	$ 0.20
Diluted	$ 0.48	$ 0.07	$ 1.21	$ 0.19
Weighted average units outstanding (2005 restated – Note 1)
Basic	210,226	89,801	199,640	88,042
Diluted	217,337	91,016	204,415	89,227

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended September 30		Nine months ended September 30
unaudited ($000s)	2006	2005	2006	2005
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:
OPERATING ACTIVITIES
Net earnings	$ 102,663	$ 6,538	$ 244,733	$ 17,186
Adjustments for:
Unit-based compensation	(1,856)	11,040	16,814	15,718
Depletion, depreciation and amortization	168,639	62,591	469,129	178,460
Accretion	2,851	1,173	7,759	3,519
Unrealized loss (gain) on financial derivatives	(72,453)	17,798	(79,759)	67,954
Future income tax expense (recovery)	424	(6,461)	(78,614)	(28,839)
Asset retirement costs incurred	(4,639)	(1,823)	(10,563)	(4,073)
Changes in non-cash operating working capital	(56,985)	(7,527)	(83,676)	(50,758)
	138,644	83,329	485,823	199,167
FINANCING ACTIVITIES
Proceeds from bank debt	329,224	7,819	479,747	53,084
Proceeds from issuance of units, net of issue costs	453,016	2,372	469,366	7,431
Proceeds from issuance of convertible debentures, net of issue costs	220,800	-	220,800	-
Distributions to unitholders	(144,859)	(52,297)	(416,974)	(154,216)
Changes in non-cash financing working capital	-	31	-	329
	858,181	(42,075)	752,939	(93,372)
	996,825	41,254	1,238,762	105,795
INVESTING ACTIVITIES
Acquisition of petroleum and natural gas properties	(4,480)	(1,221)	(28,349)	(9,947)
Disposition of petroleum and natural gas properties	-	-	-	4,610
Corporate acquisitions, net of cash	(897,458)	-	(933,458)	-
Capital expenditures	(108,204)	(39,247)	(264,056)	(102,280)
Changes in non-cash investing working capital	13,317	(786)	(12,899)	1,822
Cash used in investing activities	(996,825)	(41,254)	(1,238,762)	(105,795)
Cash beginning and end of period	$ -	$ -	$ -	$ -
The Trust paid the following cash amounts:
Interest paid	$ 14,986	$ 2,376	$ 41,881	$ 11,428
Capital taxes paid	$ 4,413	$ 1,988	$ 14,888	$ 3,570

See accompanying notes to consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts, except per unit, expressed in $000s, unaudited)

1.

SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Canetic Resources Trust (“Canetic”) have been prepared by management following the same accounting policies and methods that were used in and disclosed in the audited annual consolidated financial statements for Acclaim Energy Trust (“Acclaim”) for the year ended December 31, 2005.  Certain information and footnote disclosure normally included in the audited annual consolidated financial statements has been condensed or omitted.  These interim financial statements should be read in conjunction with the Acclaim 2005 audited annual consolidated financial statements.

The business combination of Acclaim and StarPoint Energy Trust (“StarPoint”) which occurred on January 5, 2006, was accounted for as an acquisition of StarPoint by Acclaim.  The comparative figures for the prior year are the financial position, results of operations and cash flows of Acclaim only.  All disclosures of units and per unit amounts of Acclaim up to the business combination on January 5, 2006, have been restated using the exchange ratio of 0.8333 of a Canetic trust unit for each Acclaim trust unit.

2.

STARPOINT ARRANGEMENT

Acclaim and StarPoint merged on January 5, 2006 pursuant to a Plan of Arrangement (“Arrangement”), which resulted in the creation of Canetic.  Each Acclaim unitholder received 0.8333 of a Canetic trust unit for each trust unit they owned and each StarPoint unitholder received one Canetic trust unit for each trust unit they owned.  Unitholders in both Acclaim and StarPoint also received common shares in a new publicly-listed junior exploration company, TriStar Oil & Gas Ltd. (“TriStar”), which was formed with assets from both Acclaim and StarPoint.  Each Acclaim unitholder received 0.0833 of a TriStar common share for each trust unit they owned and each StarPoint unitholder received 0.1000 of a TriStar common share for each trust unit they owned.  In addition, each Acclaim unitholder received 0.0175 of a TriStar warrant for each trust unit they owned and each StarPoint unitholder received 0.0210 of a TriStar warrant for each trust unit they owned.  The merger was accounted for as an acquisition of StarPoint by Acclaim using the purchase method of accounting.  An estimate of the allocation of the consideration paid to the fair value of the assets and liabilities is as follows, but is subject to change upon the final determination of fair values.

($000s)
Current assets	124,803
Property, plant and equipment	2,511,746
Goodwill	852,450
Accounts payable and accrued liabilities	(141,398)
Distributions payable	(22,662)
Long-term debt	(434,123)
Financial derivative liability	(57,785)
Convertible debentures – liability	(53,199)
Convertible debentures – equity	(8,691)
Future income taxes	(118,235)
Asset retirement obligations	(54,343)
2,598,563
Consideration was comprised of:
Issuance of 106,242,000 units of Canetic	2,562,563
Transaction costs	36,000
2,598,563

3.

ACQUISITION OF PROPERTY INTERESTS

On August 31, 2006, Canetic completed the share acquisition of a private oil and gas company (the “Property Interests”) for total consideration of $967.6 million.  The transaction was effective June 1, 2006.

The transaction was financed with bank debt and a $690.0 million bought deal financing which was completed on August 24, 2006.  Under the bought deal financing Canetic issued 20,769,000 units at a price of $22.15 per unit and $230.0 million principal amount of convertible extendible unsecured subordinated debentures.  An estimate of the allocation of the consideration paid to the fair value of the assets and liabilities is as follows, but is subject to change upon the final determination of fair values:

($000s)
Cash	70,145
Current assets	47,855
Property, plant and equipment	967,204
Accounts payable and accrued liabilities	(55,427)
Income taxes payable	(43,946)
Asset retirement obligations	(18,228)
967,603
Consideration was comprised of:
Cash	963,824
Transaction costs	3,779
967,603

4.

PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment ($000s)	September 30, 2006	December 31, 2005
Property, plant and equipment, at cost	5,728,480	1,955,472
Accumulated depletion and depreciation	(1,106,269)	(637,555)
	4,622,211	1,317,917

Costs relating to unproven properties of $280.0 million (December 31, 2005 - $42.5 million) were excluded from costs subject to depletion and depreciation.

5.

LONG-TERM DEBT

Canetic has an unsecured, covenant based, extendible revolving credit facility of $1.6 billion including a $50.0 million working capital facility with a syndicate of chartered banks.  Canetic may draw under the credit facility by way of:

a)

Prime rate loans in Canadian dollars;

b)

U.S. base rate loans in U.S. dollars;

c)

Canadian and U.S. dollar Banker’s Acceptances;

d)

London Inter-Bank Offered Rate (“LIBOR”) loans in U.S. dollars; and

e)

Letters of Credit to be issued in Canadian or U.S. dollars.

The credit facility is available on a revolving basis for a period ending May 31, 2007. Canetic may request an extension of the revolving period for a maximum period of 364 days.  In the event that the extension is not approved, the unutilized portion of the credit facility will be cancelled on the last day of the revolving period and any outstanding debt will be converted to a two year non-revolving loan repayable in four equal quarterly installments commencing on the first anniversary of the term period.  Prime rate and U.S. base rate loans bear interest at the lenders’ prime rate.  The rate charged on the other amounts drawn is based upon rates and fees outlined in the lending agreement.  The effective interest rate on the credit facility for the nine months ended September 30, 2006 was 5.41 percent (2005 – 3.85 percent).

6.

ASSET RETIREMENT OBLIGATIONS

Future asset retirement obligations were estimated by management based on the Trust’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods.  The Trust has estimated the net present value of its total asset retirement obligations to be $140.2 million (December 31, 2005 - $68.2 million) based on a total future liability of $387.6 million (December 31, 2005 - $216.5 million).  The costs are expected to be incurred over an average period of 15 years.  The estimated liability has been computed using a credit-adjusted risk-free discount rate of eight percent and an inflation rate of two percent.

The following table reconciles Canetic’s asset retirement obligations.

Asset Retirement Obligations ($000s)	Nine Months Ended September 30, 2006	Year Ended December 31, 2005
Balance, beginning of period	68,235	58,649
Acquisition of StarPoint (Note 2)	54,343	-
Acquisition of Property Interests (Note 3)	18,228	-
Additions	2,239	1,551
Change in estimate	-	9,768
Settlement of liabilities during period	(10,563)	(6,293)
Accretion expense	7,759	4,560
Balance, end of period	140,241	68,235

7.

CONVERTIBLE DEBENTURES

Convertible Debentures ($000s)	9.4% (CNE.DB.A)	6.5% (CNE.DB.B)	8% (CNE.DB.C)	11% (CNE.DB.D)	6.5% (CNE.DB.E)	Total

Balance, December 31, 2004	$ -	$ -	$ 72,901	$ 6,562	$ -	$ 79,463
Converted to units	-	-	(59,330)	(3,844)	-	(63,174)
Balance, December 31, 2005	-	-	13,571	2,718	-	16,289
Acquisition of StarPoint	9,255	43,944	-	-	-	53,199
Acquisition of Property Interests	-	-	-	-	230,000	230,000
Converted to units	(3,597)	(26,121)	(5,459)	(929)	-	(36,106)
Balance, September 30, 2006	$ 5,658	$ 17,823	$ 8,112	$ 1,789	$ 230,000	$ 263,382

Units Available Upon Conversion (000s)	9.4% (CNE.DB.A)	6.5% (CNE.DB.B)	8% (CNE.DB.C)	11% (CNE.DB.D)	6.5% (CNE.DB.E)	Total

Balance, December 31, 2004	-	-	4,501	560	-	5,061
Converted to units	-	-	(3,662)	(328)	-	(3,990)
Balance, December 31, 2005	-	-	839	232	-	1,071
Adjustment to conversion ratio	-	-	32	10	-	42
Acquisition of StarPoint	576	2,313	-	-	-	2,889
Acquisition of Property Interests	-	-	-	-	8,663	8,663
Converted to units	(223)	(1,373)	(350)	(82)	-	(2,028)
Balance, September 30, 2006	353	940	521	160	8,663	10,637

In connection with the acquisition of the Property Interests, (Note 3), Canetic issued $230 million, 6.5% extendible unsecured, subordinated debentures, convertible into units at the option of the holder any time prior to maturity or at a date set by the Trust at a conversion price of $26.55.  The value of the conversion feature was determined to be negligible, therefore the $230 million convertible debentures have been disclosed entirely as a liability.  No conversions have occurred to date in 2006.

The 9.4% extendible, unsecured, subordinated debentures are convertible into trust units at the option of the holder at any time prior to maturity, or at a date set by the Trust at a conversion price of $16.02.  During 2006, $3.6 million of 9.4% debentures were converted which resulted in the issuance of 223,000 trust units.

The Starpoint 6.5% extendible, unsecured, subordinated debentures are convertible into trust units at the option of the holder at any time prior to maturity, or at a date set by the Trust at a conversion price of $18.96.  During 2006, $26.1 million of 6.5% debentures were converted which resulted in the issuance of 1,373,000 trust units.

On June 15, 2004, Acclaim issued $75.0 million, 8% convertible, extendible, unsecured, subordinated debentures.  The debentures are convertible into units at the option of the holder at any time prior to maturity, or at a date set by the Trust at a conversion price of $15.56.  During 2006, $5.5 million of 8% debentures were converted resulting in the issuance of 350,000 trust units.

In December 2002, Acclaim issued $45.0 million, 11% convertible, extendible, unsecured, subordinated debentures.  The debentures are convertible into units at the option of the holder at any time prior to maturity, or at a date set by the Trust at a conversion price of $11.24 per unit.  During 2006, $0.9 million of 11% debentures were converted which resulted in the issuance of 82,000 trust units.

In connection with the Arrangement, the fair value of the conversion feature of the 6.5% and 9.4% convertible debentures of $8.7 million was classified as equity.  The fair value of the debentures upon acquisition and the allocation between liabilities and equity was determined based on the market price of the convertible debentures and an option pricing model.  During 2006, $4.6 million was reclassified to capital upon conversion of the 6.5% and 9.4% debentures.

8.

CAPITAL

	Nine Months Ended September 30, 2006		Year Ended December 31, 2005
a) Trust Units	Units	Amount	Units	Amount
	(000s)	($000s)	(000s) (Restated-Note 1)	($000s)
Balance, beginning of period	91,583	1,087,459	86,313	1,003,294
Issued for cash
Pursuant to acquisition of Property Interests (Note 3), net of costs	20,769	437,001	-	(350)
Employee unit savings plan	181	4,025	89	1,646
Distribution reinvestment plan	1,313	28,340	456	8,492
Issued pursuant to Arrangement	106,242	2,562,563	-	-
Properties contributed to TriStar (Note 2)	-	(5,000)	-	-
Conversion of debentures	2,028	40,732	3,990	63,174
Conversion of exchangeable shares	358	3,804	357	4,033
Unit award incentive plan	2,056	46,652	378	7,170
Balance, end of period	224,530	4,205,576	91,583	1,087,459

b) Exchangeable Shares	Units	Amount
	(000s) (Restated - Note 1)	($000s)
Balance, December 31, 2004	673	7,837
Shares exchanged	(357)	(4,033)
Adjustment to exchange ratio	42	-
Balance, December 31, 2005	358	3,804
Shares exchanged	(358)	(3,804)
Balance, September 30, 2006	-	-

Pursuant to the Arrangement, all exchangeable shares were exchanged into units.

c)

On January 5, 2006, the Board of Directors of Canetic approved a Restricted Trust Unit (“RTU”) and Performance Trust Unit (“PTU”) incentive plan (the “Plan”).  Under the terms of the Plan, both RTU’s and PTU’s may be granted to directors, officers, employees of, and consultants and services providers to the Trust or any of its subsidiaries.  The number of trust units issued pursuant to the Plan are adjusted for the value of the distributions from the time of the granting to the time when the trust units are issued.  PTU’s are also adjusted based on the Trust’s performance relative to the performance of a group of comparable publicly traded oil and gas royalty trusts or other performance criteria determined by the Board of Directors.

For the nine months ended September 30, 2006, the Trust recorded a compensation expense of $19.6 million (2005 - $16.4 million) and capitalized unit-based compensation of $4.4 million (2005 – $nil).  Upon vesting, the rights may be settled in trust units or cash at the option of the holder subject to approval by the Trust.  The September 30, 2006 compensation liability of $16.3 million (December 31, 2005 - $10.1 million) has been classified as a current liability and the compensation liability is remeasured each period at the current market price of outstanding rights.  The December 31, 2005 compensation liability of $40.8 million was recorded as contributed surplus, as the liability was settled in units.  The September 30, 2006, compensation liability was based on the period end closing price of $18.91 and the number of RTU’s and PTU’s outstanding.

The following table summarizes the number of RTU’s and PTU’s outstanding under the Plan:

	RTU's	PTU's
Granted	826,514	1,816,035
Vested	-	(265,521)
Forfeited	(73,048)	(265,578)
Balance, September 30, 2006	753,466	1,284,936

9.

DEFICIT

Deficit consists of accumulated earnings and accumulated distributions for the Trust since inception as follows:

	September 30, 2006	December 31, 2005
Accumulated earnings	$ 406,602	$ 161,869
Accumulated distributions	(953,700)	(525,581)
	$ (547,098)	$ (363,712)

The following distributions have been declared to unitholders:

	$/Unit	Amount ($000s)
Balance, December 31, 2005	6.338	525,581
January, 2006	0.23	46,161
February, 2006	0.23	46,222
March, 2006	0.23	46,251
April, 2006	0.23	46,460
May, 2006	0.23	46,525
June, 2006	0.23	46,582
July, 2006	0.23	46,699
August, 2006	0.23	51,578
September, 2006	0.23	51,641
	2.07	428,119
Balance, September 30, 2006	8.408	953,700

10.

FINANCIAL DERIVATIVE INSTRUMENTS

The following financial derivative contracts have been put in place as noted below:

Future Commodity Contracts

Daily Quantity	Contract Price	Term
Natural Gas – Collars (AECO)
5,000 Gj/d	CAD $7.00 - $9.50	April 1, 2006 – October 31, 2006
5,000 Gj/d	CAD $7.00 - $9.75	April 1, 2006 – October 31, 2006
5,000 Gj/d	CAD $8.00 - $12.00	April 1, 2006 – October 31, 2006
5,000 Gj/d	CAD $8.50 - $12.70	April 1, 2006 – October 31, 2006
5,000 Gj/d	CAD $8.00 - $13.80	April 1, 2006 – October 31, 2006
10,000 Gj/d	CAD $8.00 - $11.25	April 1, 2006 – October 31, 2006
20,000 Gj/d	CAD $5.00 - $7.50	July 1, 2006 – October 31, 2006
20,000 Gj/d	CAD $6.00 - $8.30	September 1, 2006 – October 31, 2006
10,000 Gj/d	CAD $8.00 - $14.50	November 1, 2006 – March 31, 2007
5,000 Gj/d	CAD $8.00 - $15.60	November 1, 2006 – March 31, 2007
10,000 Gj/d	CAD $9.00 - $15.00	November 1, 2006 – March 31, 2007
20,000 Gj/d	CAD $7.00 - $11.10	November 1, 2006 – March 31, 2007
10,000 Gj/d	CAD $8.00 - $12.08	November 1, 2006 – March 31, 2007
10,000 Gj/d	CAD $7.50 - $12.05	November 1, 2006 – March 31, 2007
10,000 Gj/d	CAD $8.00 - $12.75	November 1, 2006 – March 31, 2007
10,000 Gj/d	CAD $7.50 - $14.00	January 1, 2007 – March 31, 2007
10,000 Gj/d	CAD $7.50 - $14.20	January 1, 2007 – March 31, 2007
5,000 Gj/d	CAD $7.00 - $12.45	January 1, 2007 – March 31, 2007
5,000 Gj/d	CAD $7.35 - $11.00	April 1, 2007 – October 31, 2007
5,000 Gj/d	CAD $7.50 - $11.00	April 1, 2007 – October 31, 2007
5,000 Gj/d	CAD $7.50 - $11.40	April 1, 2007 – October 31, 2007
5,000 Gj/d	CAD $7.50 - $11.45	April 1, 2007 – October 31, 2007
10,000 Gj/d	CAD $7.00 - $9.04	April 1, 2007 – October 31, 2007
10,000 Gj/d	CAD $7.00 - $9.00	April 1, 2007 – October 31, 2007
10,000 Gj/d	CAD $7.00 - $9.50	April 1, 2007 – October 31, 2007
Natural Gas – Fixed Price Contracts (AECO)
28,000 Gj/d	CDN $7.77	May 1, 2006 – December 31,2006
2,000 Gj/d	CDN $8.91	July 1, 2006 – December 31, 2006
5,000 Gj/d	CDN $8.47	January 1, 2007 – December 31, 2007

Crude Oil – Collars (WTI)
1,000 bbl/d	US $40.00 - $50.87	January 1, 2006 – December 31, 2006
1,000 bbl/d	US $40.00 - $52.90	January 1, 2006 – December 31, 2006
500 bbl/d	US $45.00 - $67.00	January 1, 2006 – December 31, 2006
1,000 bbl/d	US $50.00 - $80.28	January 1, 2006 – December 31, 2006
1,000 bbl/d	US $60.00 - $75.00	January 1, 2006 – December 31, 2006
1,000 bbl/d	US $60.00 - $75.15	January 1, 2006 – December 31, 2006
1,000 bbl/d	US $50.00 - $77.00	January 1, 2007 – December 31, 2007
1,000 bbl/d	US $53.00 - $77.00	January 1, 2007 – December 31, 2007
2,000 bbl/d	US $60.00 - $77.00	January 1, 2007 – December 31, 2007
1,000 bbl/d	US $60.00 - $80.05	January 1, 2007 – December 31, 2007
1,000 bbl/d	US $65.00 - $96.50	January 1, 2007 – December 31, 2007
1,000 bbl/d	US $65.00 - $85.55	January 1, 2008 – December 31, 2008
1,000 bbl/d	US $65.00 - $79.25	January 1, 2008 – December 31, 2008
1,000 bbl/d	US $65.00 - $79.70	January 1, 2008 – December 31, 2008
1,000 bbl/d	US $65.00 - $81.50	January 1, 2008 – December 31, 2008
1,000 bbl/d	US $60.00 - $90.15	January 1, 2008 – December 31, 2008
Crude Oil – Three-Way Call Spread Collars (WTI)
1,000 bbl/d	US $45.00 – 52.90 – 54.95 Participation	January 1, 2006 – December 31, 2006
Crude Oil – Participating Swaps (WTI)
500 bbl/d	US $45.00 + 79% Participation	January 1, 2006 – December 31, 2006
500 bbl/d	US $50.00 + 55% Participation	January 1, 2006 – December 31, 2006
Crude Oil – Fixed Price Contracts (WTI)
2,250 bbl/d	CDN $64.56	April 1, 2006 – December 31, 2006
3,500 bbl/d	CDN $70.70	April 1, 2006 – December 31, 2007
1,000 bbl/d	CDN $67.88	July 1, 2006 – December 31, 2006
4,500 bbl/d	CDN $64.58	January 1, 2007 – December 31, 2007
1,000 bbl/d	US $48.12	January 1, 2006 – December 31, 2007
500 bbl/d	US $48.08	January 1, 2006 – December 31, 2007
Alberta Power – Fixed Price Contracts (Alberta Power Pool)
2 MWh	CDN $47.50	January 1, 2005 – December 31, 2006
5 MWh	CDN $48.25	January 1, 2006 – December 31, 2006

The estimated fair value of financial derivative instruments is based on quoted market prices.  The following reconciles the movement in fair value of the financial derivative instruments:

	Three Months Ended September 30		Nine Months Ended September 30
($000s)	2006	2005	2006	2005
Fair value, beginning of period	$ (82,207)	$ (62,390)	$ (31,728)	$ (13,911)
Fair value, end of period	(9,754)	(79,364)	(9,754)	(79,364)
Change in fair value of commodity contracts	72,453	(16,974)	21,974	(65,453)
Amortization of deferred financial derivative loss	-	(824)	-	(2,501)
Acquisition of StarPoint (Note 2)	-	-	57,785	-
Unrealized gain (loss)	72,453	(17,798)	79,759	(67,954)
Realized gain (loss) on financial derivatives	844	(26,889)	(12,831)	(54,460)
	73,297	(44,687)	66,928	(122,414)

11.

FUTURE INCOME TAXES

During the nine month period ended September 30, 2006, Canetic recorded a tax recovery of $78.6 million.  This included a $35.7 million future tax benefit resulting from reductions in the federal and provincial corporate tax rates and elimination of the federal surtax substantively enacted in the second quarter of 2006.

12.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

In addition to financial derivative commitments, the Trust has the following contractual obligations as at September 30, 2006:

Contractual Obligations ($000s)	Total	2006	2007	2008	2009	2010	Thereafter
Credit facility	$1,223,016	$ -	$ -	$ -	$ -	$ -	$1,223,016
Convertible debentures	263,382	-	1,789	5,658	8,112	17,823	230,000
Office lease	26,205	1,637	6,325	6,295	6,295	3,231	2,423
Pipeline contract	6,463	347	636	802	814	877	2,987
Total	$1,519,066	$ 1,984	$ 8,750	$ 12,755	$ 15,221	$ 21,931	$1,458,426

13.

CONTINGENCY

On December 12, 2004, a gas release occurred at a Canetic operated well site west of the city of Edmonton, Alberta. The well was not producing at the time of the incident.

At the time, Canetic carried control of well and general liability insurance in the amount of $10.0 million and $50.0 million less applicable deductibles, respectively.  Total costs associated with the incident are currently estimated at $50.0 million.  Canetic is currently working through the remaining claims with its insurers.  At September 30, 2006, costs approximating $50.0 million have been incurred of which $49.4 million has been paid to suppliers for services provided. Insurance recoveries to date total $35.0 million.  Although certain costs associated with the claim will not be recovered, we do not expect such amounts to be material.

14.

SUBSEQUENT EVENTS

On October 31, 2006, the Canadian Minister of Finance proposed changes to the taxation of Canadian income trusts.  The effect of the impending legislation is to tax income generated by income trusts at the same level as income generated by corporations.  Income trusts in existence on the date of the announcement would not be subject to this new tax until the taxation year 2011.  Canetic’s distributions will not be subject to the new measures until then.  We will continue to review the legislation and information as it becomes available and position our business accordingly.

CORPORATE INFORMATION

OFFICERS AND SENIOR MANAGEMENT

J. Paul Charron, CA
President and Chief Executive Officer

David J. Broshko, CA
Vice President, Finance and Chief Financial Officer

Richard J. Tiede, P.Eng
Chief Operating Officer

Mark P. Fitzgerald, MBA, P.Eng
Vice President, Operations

Brian K. Keller, B.Sc.
Vice President, Exploitation

Brian D. Evans, LLB
Vice President, General Counsel and Secretary

David M. Sterna
Vice President, Corporate Planning and Marketing

Donald W. Robson
Vice President, Land

Keith S. Rockley
Vice President, Human Resources
& Corporate Administration

DIRECTORS

Jack C. Lee, BA, B.Comm, ICD.D, Calgary, Alberta (1) (2) (3) (4) (5)
Chairman

Robert G. Brawn, P.Eng, Calgary, Alberta (1)(2)
Chairman, Emeritus and Director

J. Paul Charron, CA, Calgary, Alberta
President, Chief Executive Officer and Director

Peter W. Comber, MBA, CA, Toronto, Ontario (1) (3)

Murray M. Frame, Calgary, Alberta (2) (4) (5)

Daryl Gilbert, P.Eng, Calgary, Alberta (1) (2) (5)

Nancy M. Laird, MBA, Calgary, Alberta (3) (4)

R. Gregory Rich, MBA, P.Eng, Houston, Texas (3) (4)

(1)

Member of the Audit Committee

(2)

Member of the Reserves Committee

(3)

Member of the Human Resources and Compensation Committee

(4)

Member of the Corporate Governance and Nominating Committee

(5)

Member of the Health, Safety and Environment Committee

INVESTOR RELATIONS

Telephone: (403) 539-6300
Investor Toll Free: 1-877-539-6300
E-mail: info@canetictrust.com

BANKERS

Bank of Montreal
The Toronto Dominion Bank
Canadian Imperial Bank of Commerce
The Bank of Nova Scotia
Royal Bank of Canada
BNP Paribas (Canada)
Alberta Treasury Branches
National Bank of Canada
Union Bank of California, NA
Deutsche Bank AG
HSBC Bank Canada
Société Générale (Canada)
Canadian Western Bank

JP Morgan Chase Bank, N.A.

Fortis Capital (Canada) Ltd.

PETROLEUM CONSULTANTS

GLJ Petroleum Consultants Ltd.
Calgary, Alberta

Sproule Associates Ltd.
Calgary, Alberta

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP
Calgary, Alberta

Dorsey & Whitney LLP
New York, NY; Vancouver, BC

AUDITORS

Deloitte & Touche LLP
Calgary, Alberta

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada
Calgary, Alberta

Computershare Trust Company, Inc.
Golden, Colorado

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange

Trust Units:  CNE.UN
Debentures: 9.4% CNE.DB.A; 6.5% CNE.DB.B;
8.0% CNE.DB.C; 11.0% CNE.DB.D; 6.5% CNE.DB.E

New York Stock Exchange

Trust Units: CNE